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EXHIBIT 12.1

MIDSTATES PETROLEUM COMPANY, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012		2011	2010
Earnings available before fixed charges:
Pre-tax income (loss)	123,324	(490,514)	7,789		16,657	(15,635)
Add: Fixed charges	150,661	115,881	24,755		5,723	2,114

Total additive items	273,985	(374,633)	32,544		22,380	(13,521)
Less: Capitalized interest	(12,415)	(32,245)	(11,175)		(2,600)	(1,654)

Total earnings available for fixed charges	$261,570	$(406,878)	$21,369		$19,780	$(15,175)

Interest expensed	$129,691	$77,179	$11,711		$2,094	$—
Interest capitalized	12,415	32,245	11,175		2,600	1,654
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,857	5,960	1,529		850	314
Portion of rental expense which represents interest factor(1)	698	497	340		179	146

Total Fixed Charges	$150,661	$115,881	$24,755		$5,723	$2,114

Ratio of earnings to fixed charges	1.7	(b )	(c	)	3.5	(d )

Total fixed charges	$150,661	$115,881	$24,755		$5,723	$2,114
Pre-tax preferred dividends(a)	30,863	38,588	10,844		—	—

Total fixed charges plus preferred dividends	$181,524	$154,469	$35,599		$5,723	$2,114

Ratio of earnings to combined fixed charges and preferred dividends	1.4	(b )	(c	)	3.5	(d )

(a)
Prior to October 1, 2012, the Company did not have any preferred stock outstanding. Preferred dividends shown herein relate to the Company's Series A Mandatorily Convertible Preferred Stock ("Series A Preferred Stock") issued on October 1, 2012, which allows, at the Company's option, for the 8% annual dividend payment to be made either in cash or through an adjustment to the Series A Preferred Stock liquidation preference. Pre-tax preferred stock dividend amounts for the years ended December 31, 2014, 2013 and 2012 were calculated utilizing the Company's effective tax rate for the applicable periods (5.2%, 29.9%, 40.1%, respectively) and represent the notional dividend amount as though paid in cash, rather than through an adjustment to the Series A Preferred Stock liquidation preference.

(b)
Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and combined fixed charges and preferred dividends. The coverage deficiency was $522.8 million and $561.3 million, respectively.

(c)
Earnings for the year ended December 31, 2012 were inadequate to cover fixed chargesand combined fixed charges and preferred dividends. The coverage deficiency was $3.4 million and $14.2 million, respectively.

(d)
Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and combined fixed charges and preferred dividends. The coverage deficiency was $17.3 million and $17.3 million, respectively.

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  EXHIBIT 12.1
MIDSTATES PETROLEUM COMPANY, INC. RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (In thousands, except ratios)